Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports First Quarter Results for Fiscal Year 2009

TORONTO, CANADA - October 9, 2008 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2008.  Unless specified otherwise, all amounts are in Canadian dollars.

JUNE 1, 2008 TO DATE HIGHLIGHTS:
•	Completed a rights offering to eligible shareholders raising net proceeds of $3.2 million.
•	Successfully completed GLP toxicology studies exploring a novel route of administration for LOR-2040 when administered by intravesical (or direct) administration into the bladder.
•	Received Orphan Drug status for the treatment of Acute Myeloid Leukemia by the Committee for Orphan Medicinal Products of the European Medicines Agency.
•
Received $600 thousand originally held in escrow in connection with Lorus’ corporate reorganization completed on July 10, 2007. The Corporation has received total net proceeds of $6.9 million in non-dilutive financing as part of this transaction.

•	Announced the publications of two key scientific studies on LOR-2040 by academic collaborators.

“We were pleased to start fiscal 2009 with success in both product development and financing” said Dr. Aiping Young, President and CEO of Lorus.  “The successful toxicology results together with our increased level of understanding for LOR-2040 and the funding received from the rights offering allow us to further develop our products.”

FINANCIAL RESULTS
Our loss from operations for the three months ended August 31, 2008 increased to $2.7 million ($0.01 per share) compared to a net loss of $2.1 million ($0.01 per share) during the same period in fiscal 2008.   During the quarter ended August 31, 2008 the Company recorded a gain on sale of shares related to the Arrangement (described below) of $450 thousand which reduced the net loss and other comprehensive income to $2.2 million ($0.01 per share).  On the close of the Arrangement during the period ended August 31, 2007, the Company realized a gain on the sale of the shares of Old Lorus (described below) in the amount of $6.1 million resulting in Net earnings and other comprehensive income for the period of $4.0 million ($0.02 earnings per share).  The increase in loss from operations in the current three-month period as compared to the previous year is primarily a result of higher research and development costs of $396 thousand and higher general and administrative expenses of $105 thousand.

For the three-month period ended August 31, 2008, research and development expenditures increased by $396 thousand to $1.2 million from $782 thousand in the prior year resulting from increased activity within our LOR-2040 and Small Molecule programs.  These additional costs included the GLP-toxicology studies for both LOR-253 (our lead small molecule drug candidate) and LOR-2040 in bladder cancer, drug validation in preparation for LOR-253 manufacturing and LOR-2040 drug filling costs.

General and administrative expenses totaled $841 thousand in the three-month period ended August 31, 2008 compared to $736 thousand in same period last year. The slight increase in general and administrative costs is the result of higher personnel and consulting costs incurred within our business development department as well as foreign exchange losses on our outstanding accounts payable balances.

We utilized cash of $1.8 million in our operating activities in three-month period ended August 31, 2008 compared with $2.3 million during the same period in fiscal 2008.  The decrease is primarily a result of a reduction in accounts payable and an increase in prepaid and other assets balances in 2007 offset by an increased net loss for the quarter ended August 31, 2008.  At August 31, 2008, we had cash and cash equivalents and short-term investments of $11.3 million compared to $9.4 million at May 31, 2008. Based on our current plans and projections we believe that our current cash and cash equivalents and short term investments will allow us to continue to execute our research and development plans for more than a year. The current cash position is not sufficient to satisfy the obligation of the existing $15 million convertible debenture that is due in October 2009. The Company is pursuing strategies to address this obligation, which will be considered a current liability effective October 6, 2008.

Lorus Therapeutics Inc.
Consolidated Statements of Loss (unaudited)

	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended
(Canadian dollars)	Aug. 31, 2008	Aug. 31, 2007
REVENUE	$3	$26

EXPENSES
Cost of sales	-	1
Research and development	1,178	782
General and administrative	841	736
Stock-based compensation	91	103
Depreciation and amortization of fixed assets	43	79
Operating expenses	2,153	1,701
Interest expense on convertible debentures	217	270
Accretion in carrying value of convertible debentures	377	298
Interest income	(82)	(140)
Loss from operation for the period	2,662	2,103
Gain on sale of shares	(450)	(6,094)
Net loss (earnings) and other comprehensive loss (income) for the period	2,212	(3,991)
Basic and diluted loss (earnings) per common share	$0.01	$(0.02)

Weighted average number of common shares outstanding used in the calculation of
Basic loss (earnings) per share	228,407	213,057
Diluted loss (earnings) per share	228,407	227,266

Note re the financial statement information above:
On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly Lorus Therapeutics Inc., (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands Inc. that resulted in net proceeds of $6.9 million (the “Arrangement”).    As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others:  our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009, our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, 1-416-798-1200 ext. 372
ir@lorusthera.com